FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 000-51440

CHINA MEDICAL TECHNOLOGIES, INC.

(Translation of registrant’s name into English)

No. 24 Yong Chang North Road

Beijing Economic-Technological Development Area

Beijing 100176

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-      N/A

CHINA MEDICAL TECHNOLOGIES, INC.

Form 6-K

Page
Signature	3
Exhibit 99.9 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA MEDICAL TECHNOLOGIES, INC

By:	/s/ Takyung (Sam) Tsang
Name:	Takyung (Sam) Tsang
Title:	Chief Financial Officer

Date: February 7, 2007

Exhibit 99.9

China Medical Announces Acquisition of Fluorescent in situ Hybridization (“FISH”) Business—Expands and Diversifies China Medical’s In-vitro Diagnostic Portfolio

Beijing, China, February 7, 2007 – China Medical Technologies (NASDAQ: CMED), a leading China-based medical device company that develops, manufactures and markets high intensity focused ultrasound products and advanced in-vitro diagnostic systems, today announced that it has entered into a definitive acquisition agreement to purchase the fluorescent in situ hybridization (“FISH”) business of Supreme Well Investments Limited and Molecular Diagnostics Technologies Limited (the “Sellers”), which are BVI-incorporated entities with operations in the U.S., Hong Kong and China. FISH is a type of hybridization in which a DNA probe is labeled with fluorescent dye so that it can be seen with a microscope. China Medical intends to develop and commercialize the FISH technology in China for the diagnosis of prenatal and postnatal disorders as well as various cancers through laboratory evaluation and analysis of bodily fluids and tissues.

Under the terms of the acquisition agreement, China Medical will pay the Sellers an acquisition consideration of US$136.8 million in cash with a further US$40 million payable in cash or, at China Medical’s option, shares in the Company, upon achievement of certain business and financial milestones. Of the initial US$136.8 million payment, US$20 million will be held back by the Company for a period to satisfy any possible claims that could arise if the Sellers breach their obligations under the acquisition agreement. The closing of the transaction contemplated by the agreement is anticipated to occur in March, 2007.

FISH is used in many countries for diagnostic testing but is not yet widely deployed in China. It is commonly used for prenatal and postnatal diagnosis of genetic-based diseases, detection of the HER-2 / neu gene in selecting the proper treatment therapy for breast cancer patients and the initial diagnosis and subsequent monitoring of the progression of bladder cancer. China Medical intends to use the FISH technology to develop, manufacture and market FISH products including both FISH probes and a special microscope system used to visualize FISH probes.

The FISH products will be focused initially on the prenatal diagnosis of congenital disorders. According to statistics from the Chinese Ministry of Health, there are more than 16 million newborn infants each year in China, and approximately one million new babies are born with congenital disorders. China Medical believes that this creates a significant need for an accurate and quick diagnostic system to test pregnant women in China. Current diagnostic solutions are limited in usefulness either due to technology limitations or affordability in the market. China Medical believes that there is a compelling opportunity to address this large unmet medical need in China by developing and commercializing a diagnostic device that can deliver results rapidly and accurately.

“With FISH, we believe we will be well positioned to conduct prenatal testing of pregnant women in China with a leading technology that can return results in less than 24 hours as compared to the up to four weeks needed for karyotyping, the most comparable alternative,” said Mr. Xiaodong Wu,

Chairman and CEO of China Medical. “This technology should also enable accurate diagnosis of some of the most significant disorders at a competitive cost.” China Medical also intends to apply the FISH technology to other diagnostic uses, including the diagnosis of cervical, breast, bladder and other major cancers. Mr. Wu continued, “Acquiring the FISH technology will further strengthen our leading position in diagnostic testing in China by adding a portfolio of proprietary tests for the detection of chromosomal and gene abnormalities. With the addition of FISH technology, we believe we will be able to effectively develop specialized testing products with high specificity and sensitivity using molecular diagnostics. We expect this to complement our existing broader diagnostic tests that use ECLIA technology.”

The transaction contemplated by the acquisition agreement is subject to customary closing conditions. The transaction is not subject to regulatory approvals.

Credit Suisse Securities (USA) LLC acted as exclusive financial advisor and Morrison & Foerster LLP acted as legal counsel to China Medical in this transaction.

Conference call

China Medical will host a conference call to discuss the acquisition at 7:00 p.m., Eastern Time, on February 6, 2007 (8:00 a.m. Beijing/Hong Kong time on February 7, 2007). The dial-in details for the live conference call are as follows:

The dial-in details for the live conference call are as follows:

-	US Toll Free # +1.888.396.2369

-	Overseas (toll) # +1.617.847.8710

Passcode: CMEDCALL.

A live webcast of the conference call will be available on http://ir.chinameditech.com.

A replay of the webcast will be available for one month on this website.

A telephone replay of the call will be available after the conclusion of the conference call through 9:00pm Eastern Time, February 7, 2007. The dial-in details for the replay are as follows:

-	US Toll Free Dial In # +1-888-286-8010

-	US Toll Dial In # +1-617-801-6888

Passcode: 50947371

About China Medical Technologies

China Medical Technologies is a leading China-based medical device company that develops, manufactures and markets products using high intensity focused ultrasound for the treatment of solid cancers and benign tumors and advanced in-vitro diagnostics products using enhanced chemiluminescence immunoassay technology, to detect and monitor various diseases and disorders. For more information, please visit www.chinameditech.com.

About Supreme Well Investments, Inc. and Molecular Diagnostics Technologies Limited

Supreme Well Investments, Inc. and Molecular Diagnostics Technologies Limited specialize in investing in technologies and businesses that develop, manufacture and market advanced in-vitro diagnostic technologies, including FISH probes and analysis systems. Both are BVI-incorporated entities that have their operations in the U.S., Hong Kong and China.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, China Medical’s expectations of business and financial results in this press release contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, including risks related to: possible delays in the closing of the transaction contemplated by the acquisition agreement, which may be caused by factors outside of the control of China Medical; the ability of China Medical to successfully commercialize the products utilizing the FISH technology and launch products in China or elsewhere in a timely manner; the risk that the market for pre-natal and other diagnostics utilizing FISH technology may not be as large as China Medical’s management expects; and the risk that other medical device manufacturers may introduce diagnostic tests in China or elsewhere which compete with the FISH products developed by China Medical. Further information regarding these and other risks is included in China Medical’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. China Medical does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

Contacts

Winnie Fan

China Medical Technologies, Inc.

Tel: 86 10 6530 8833

Email: IR@chinameditech.com

Tip Fleming

Christensen

Tel: 1 917 412 3333

Email: tipfleming@ChristensenIR.com